VIA EDGAR CORRESPONDENCE

Ms. Kristi Marrone

Staff Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

August 31, 2016

Dear Ms. Marrone,

Re:	Melco Crown Entertainment Limited (the “Company” or “we”)
Form 20-F for the Fiscal Year Ended December 31, 2015 (“Form 20-F”)
Filed April 12, 2016
File No. 001-33178

We are responding to the Staff’s letter of July 15, 2016 relating to our annual report on Form 20-F for the fiscal year ended December 31, 2015 filed with the Commission on April 12, 2016. For the Staff’s convenience, we have set forth the Staff’s comment immediately preceding the response. Unless otherwise defined herein, terms used in this letter shall have the meanings ascribed to them in our Form 20-F.

1.	Item 18. Financial Statements

Note 2. Summary of Significant Accounting Policies

(n) Land Use Rights, Net, page F-17

We note your response to prior comments 1 and 2. Please further elaborate on how you assumed that your land concession contracts in Macau were reasonably expected to be renewed by addressing the following:

a.	You indicate that all remaining construction requirements and administrative registration procedures should be within your control. Tell us what, if any, remaining requirements and procedures are outside of your control, including any applicable legislation in Macau.

In October 2015, we reviewed the stage of the remaining construction requirements under each land concession contract for City of Dreams and Studio City and the administrative procedures necessary to renew the land concession contracts for Altira Macau, City of Dreams and Studio City. Based on such review, we concluded that our compliance with the remaining construction requirements for City of Dreams and Studio City and administrative procedures necessary to renew the land concession contracts for Altira Macau, City of Dreams and Studio City should be within the control of the Company under the applicable Macau legislation then in effect.

In making the above assessment, we considered certain risk factors which are inherent in large-scale construction projects and described in the Company’s Form 20-F for the year ended December 31, 2015, that could impact the completion of the remaining construction requirements for City of Dreams and Studio City and administrative procedures necessary to renew the land concession contracts for Altira Macau, City of Dreams and Studio City. These factors include, among others: (1) shortages of labor, qualified contractors and suppliers in Macau; (2) unforeseen environmental, health and safety issues; (3) weather interference, fires, typhoons and other natural disasters; and (4) unforeseen changes in laws and regulations in Macau or in the interpretation or enforcement thereof.

The unforeseen changes in laws and regulations in Macau or in the interpretation or enforcement thereof are inherent risks. However, these risks related to future changes in laws and regulations in Macau would not be relevant to our accounting conclusions.

As part of our reassessment of the estimated useful lives of our building assets of Altira Macau and City of Dreams and land use rights of Altira Macau, City of Dreams and Studio City, we considered all of the above factors and formed a view that these factors were not likely to occur (although we could not totally eliminate such risk factors). Therefore, we do not expect any of the above factors would significantly impair our ability to complete the remaining construction requirements for City of Dreams and Studio City and administrative procedures necessary to renew the land concession contracts for Altira Macau, City of Dreams and Studio City.

b.	You disclose there is no guarantee you will complete the development of the fifth hotel tower at City of Dreams or the remaining undeveloped land at Studio City by the required deadlines. Provide to us internal assessments supporting your conclusion that the material terms of the land concession contracts will be met by the required 2018 deadlines and are therefore reasonably expected to be renewed.

The risks of large-scale construction projects are inherent in the gaming industry, and particularly in Macau, where substantial construction projects are being undertaken by us and all of our major competitors. Notwithstanding these inherent risks, the Company concluded that the renewal of the land concession contracts for Altira Macau, City of Dreams and Studio City could be reasonably expected. Our conclusion was based on an internal assessment, which included an evaluation of the material requirements under the land concession contracts and the Company’s ability to complete the remaining construction requirements for City of Dreams and Studio City and administrative procedures necessary to renew the land concession contracts for Altira Macau, City of Dreams and Studio City as described in the below summary of our internal assessment:

(a) Material Terms of the Land Concession Contracts

Land concession contracts generally impose, amongst other specific conditions agreed by the parties, (1) the gross floor area for construction and purpose thereof, and (2) the period within which the development and construction should be completed.

(1) Gross Floor Area

As of October 2015, the Company had completed 100%, 77% and 67% of the construction obligations required under the land concession contracts of Altira Macau, City of Dreams and Studio City, respectively, based on the gross floor area as defined in the respective land concession contracts.

Additionally, as of October 2015, the Company had invested more than US$2.6 billion in the Studio City development and more than US$3.0 billion in the City of Dreams development. Given the substantial investment in the Studio City and City of Dreams projects and the then progress of ongoing development for City of Dreams1 and the planning for further development of Studio City2, the Company reasonably expected the remaining construction requirements for City of Dreams and Studio City could be achieved.

(2) Development Period

Under the current land concession contracts, the remaining construction requirements for City of Dreams consisting a fifth hotel tower are to be completed by January 2018. The remaining construction requirements for Studio City including a hotel and related amenities are to be completed by July 2018.

The Company’s management and engineering staff have extensive experience in completing large-scale construction projects within designated timelines, as demonstrated by the successful completion of the Altira Macau property and the completed portions of the City of Dreams, Studio City and City of Dreams Manila properties.

In consideration of the time and effort spent to build the completed portions of these properties, the Company evaluated the remaining construction requirements for City of Dreams, comprising the fifth hotel tower, and respective construction programme in October 2015, and formed the view that the remaining construction requirements were capable of being completed within the timeline originally prescribed in the land concession contract (or within the additional 120 days grace period permitted under such land concession contract for completion of the project). By October 2015, the Company already commenced planning to undertake the remaining construction work for Studio City, which comprised a hotel and related amenities. After due consideration, we formed the view that the remaining construction requirements were capable of being completed within the timeline originally prescribed in the contract (including any applicable grace period), or, in case the remaining construction requirements of the project were impacted by external factors not within our control, the Company would have the option to proceed to file an application to the Macau government to extend the development period.

[1]	City of Dreams completed construction comprised 535,850 square meters of gross floor construction area of an initial total of 692,619 square meters.
[2]	Studio City completed construction requirements comprised 477,110 square meters of gross floor construction area of an initial total of 707,078 square meters.

Subject to the Macau government approval, land concessions in Macau may be amended and/or development periods may be extended at the request of the relevant land concession holders. Approval criteria include for example, reasons attributed to acts, policies or guidelines issued by the relevant Macau government authorities. The Company previously extended the development period for two of our properties, Studio City in 2012 and City of Dreams in 2014, respectively.

(b) Administrative Procedures

Upon grant, each land concession in Macau is provisional until full completion of development/construction obligations and relevant administrative procedures. Such administrative procedures comprise a series of filings, permits and approvals, including but not limited to, street number application and registrations with local tax and registry authorities.

Once development/construction obligations and subsequent administrative procedures are concluded, land concessions in Macau become definitive and are so registered with the local registry.

In March 2014, Law no. 10/2013, (New Land Law) came into effect in Macau stipulating the automatic renewal of definitive land concessions. After observing the consistent application of the New Land Law by the Macau government for a period of time and having first-hand experience in dealing with the Macau government in the administrative procedures (for Altira Macau), the Company considered that the completion of the administrative procedures for City of Dreams and Studio City could be reasonably achieved.

c.	It appears that you do not have any remaining development projects related to your Altira Macau property; please advise. Additionally, tell us what consideration you gave to reassessing the land concession contracts related to your Altira Macau property in December 2013 given the land grant for such property was amended at that time. Further, detail the specific factors that changed on October 1, 2015 for you to conclude that the amortization period for land use rights related to Altira Macau were extended to 40 years on that date, but not in December 2013.

Remaining Development Project for Altira Macau

The Company acknowledges the Staff’s comment and confirms that the Company has completed the development/construction obligation as set out in the land concession contract for Altira Macau.

Altira Macau Land Concession Amendment in 2013

Following the completion of the Altira Macau construction, the Company applied for an amendment to the relevant land concession contract to address minor variations between the completed construction project and the original land concession contract. The amendment was finalized in December 2013 and included, among other changes, a nominal increase to the total gross floor area. The December 2013 amendment did not change the term of the Altira Macau land concession contract. The amendment was not a significant event and did not, at that time and by itself, materially change the Company’s assessment about the likelihood of renewing the Altira Macau land concession contract. As such, the Company did not reassess the estimated useful life of the Altira Macau land use right in connection with the December 2013 Altira Macau land concession amendment.

Reassessment of Altira Macau Land Use Right Estimated Useful Life

In March 2014, the New Land Law which stipulated the automatic renewal of definitive land concessions had just become effective and Altira Macau was in the early stages of completion of the administrative procedures. Given the uncertainty surrounding the timing for completion of the administrative procedures and Altira Macau being the Company’s first property to undergo such procedures, the Company did not believe it was appropriate to reassess the estimated useful lives of the building assets and the land use right for Altira Macau at that time.

After observing the consistent application of the New Land Law by the Macau government for a period of time and advancing in the administrative procedures in respect of Altira Macau, the Company formed the view in October 2015 that the outstanding administrative procedures required to enable automatic renewal of the land concession contract could be reasonably completed and concluded that such renewal of the land concession contract for Altira Macau could be achieved.

Acknowledgements

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff’s comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Heather Rollo at +852-2598-3603 or Inês Antunes at +853-8868-3232 or me at +852-2598-3601 if you have any further questions.

Very truly yours,

Melco Crown Entertainment Limited

/s/ Geoffrey Davis
Geoffrey Davis
Chief Financial Officer